1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 5.1% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.36 or

Earnings per ADS of US$ 0.06 for Fourth Quarter 2010

Taichung, Taiwan, January 26, 2011—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2010 were NT$ 15,479 million, which represented a 5.1% decline in revenues compared to the third quarter of 2010 and a 11.7% decline in revenues compared to the fourth quarter of 2009. SPIL reported a net income of NT$ 1,114 million for the fourth quarter of 2010, compared with a net income of NT$ 1,490 million and a net income of NT$ 4,303 million for the third quarter of 2010 and the fourth quarter of 2009, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.36, and diluted earnings per ADS was US$ 0.06.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the fourth quarter of 2010, net revenues from IC packaging were NT$ 14,098 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,381 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 13,272 million, representing a decrease of 5.1% compared to the third quarter of 2010 and a decrease of 5.2% compared to the fourth quarter of 2009.

•

Raw materials costs were NT$ 7,295 million for the fourth quarter of 2010, and represented 47.1% of total net revenues, whereas raw materials costs were NT$ 7,941 million and represented 48.7% of total net revenues for the third quarter of 2010.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 87 million.

•

Gross profit was NT$ 2,207 million for the fourth quarter of 2010, representing a gross margin of 14.3%, which increased from a gross margin of 14.2% for the third quarter of 2010 and was down from 20.1% for the fourth quarter of 2009.

•

Total operating expenses for the fourth quarter of 2010 were NT$ 985 million, which included selling expenses of NT$ 157 million, administrative expenses of NT$ 408 million and R&D expenses of NT$ 420 million. Total operating expenses represented 6.4% of total net revenues for the fourth quarter of 2010.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 33 million.

•

Operating income was NT$ 1,222 million for the fourth quarter of 2010, representing an operating margin of 7.9%, which decreased from 9.6% for the third quarter of 2010 and decreased from 14.6% for the fourth quarter of 2009.

•	Non-operating items:

•

Our net currency exchange loss of NT$ 46 million for the fourth quarter of 2010 was mainly due to depreciation of our US dollar denominated asset as a result of a depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,194 million for the fourth quarter of 2010, which decreased from a net income before tax of NT$ 1,479 million for the third quarter of 2010 and decreased from a net income before tax of NT$ 4,640 million for the fourth quarter of 2009.

•

Income tax expense was NT$ 80 million for the fourth quarter of 2010, compared with income tax credit of NT$ 11 million for the third quarter of 2010 and income tax expense of NT$ 338 million for the fourth quarter of 2009.

•

Net income was NT$ 1,114 million for the fourth quarter of 2010, which decreased from a net income of NT$ 1,490 million for the third quarter of 2010 and decreased from a net income of NT$ 4,303 million for the fourth quarter of 2009.

•	Total number of shares outstanding was 3,133 million shares as of Dec 31,2010. Diluted earnings per ordinary share for this quarter was NT$ 0.36, or US$ 0.06 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 15,519 million as of Dec 31, 2010 from NT$ 11,820 million as of Sept 30, 2010, and NT$ 19,615 million as of Dec 31, 2009.

•	Capital expenditures for the fourth quarter of 2010 totaled NT$ 5,127 million, which included NT$ 3,757 million for packaging equipment and NT$ 1,370 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2010 totaled NT$ 2,241 million, which included NT$ 1,736 million was from packaging operations and NT$ 505 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,098 million for the fourth quarter of 2010, which represented a decrease of NT$ 843 million or 5.6% compared to the third quarter of 2010.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 43%, 27% and 21%, respectively, of total net revenues for the fourth quarter of 2010.

•

Capital expenditures for IC packaging operations totaled NT$ 3,757 million for the fourth quarter of 2010, which included NT$ 3,579 million for packaging and building construction and NT$ 178 million for wafer bumping operations.

•	As of Dec 31, 2010 we had 6,089 wirebonders installed, of which 142 were added and 370 were disposed in the fourth quarter of 2010.

IC testing service:

•	Net revenues from testing operations were NT$ 1,381 million for the fourth quarter of 2010, which represented an increase of NT$ 19 million or 1.4% compared to the third quarter of 2010.

•	Capital expenditures for testing operations totaled NT$ 1,370 million for the fourth quarter of 2010.

•	As of Dec 31, 2010 we had 319 testers installed, of which 12 were added and 4 were disposed in the fourth quarter of 2010.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q10	3Q10
Computing	15%	15%
Communication	52%	51%
Consumer	18%	20%
Memory	15%	14%

•	Breakdown by packaging type:

By packaging type	4Q10	3Q10
Bumping & FCBGA	21%	20%
Substrate Based	43%	41%
Leadframe Based	27%	31%
Testing	9%	8%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”) (NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Dec 31, 2010 reflect our gains or losses attributable to the fourth quarter of 2010 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended Dec 31, 2010, nor the unaudited unconsolidated financial data for our company is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31,2010			Dec 31,2009		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	532,750	15,519,008	19	19,615,161	25	(4,096,153)	–21
Accounts receivable	333,740	9,721,839	12	11,339,963	14	(1,618,124)	–14
Inventories	120,697	3,515,897	4	2,992,331	4	523,566	17
Other current assets	83,602	2,435,324	4	2,035,699	3	399,625	20

Total current assets	1,070,788	31,192,068	39	35,983,154	46	(4,791,086)	–13

Long-term investments	222,632	6,485,268	8	4,141,187	5	2,344,081	57
Fixed assets	2,710,859	78,967,319	95	74,225,424	95	4,741,895	6
Less accumulated depreciation	(1,237,230)	(36,040,524)	–44	(37,909,299)	–48	1,868,775	–5

Net fixed assets	1,473,628	42,926,795	51	36,316,125	47	6,610,670	18

Other assets	67,042	1,952,940	2	1,870,121	2	82,819	4

Total Assets	2,834,091	82,557,071	100	78,310,587	100	4,246,484	5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	50,164	1,461,281	2	225,488	—	1,235,793	548
Accounts payable	252,175	7,345,871	9	7,953,743	10	(607,872)	–8
Other current liability	265,584	7,736,454	10	6,825,757	9	910,697	13
Long-term loans	149,954	4,368,158	6	—	—	4,368,158	100
Other liabilities	11,985	349,126	—	224,373	—	124,753	56

Total Liabilities	729,862	21,260,890	26	15,229,361	19	6,031,529	40

Stockholders’ Equity
Capital stock	1,069,812	31,163,611	38	31,163,611	40	—	—
Capital reserve	564,831	16,453,527	20	16,453,527	21	—	—
Legal reserve	226,550	6,599,402	8	5,720,419	7	878,983	15
Retained earnings	193,785	5,644,961	8	8,937,249	12	(3,292,288)	–37
Unrealized gain or loss on financial instruments	61,398	1,788,512	2	767,157	1	1,021,355	133
Cumulated translation adjustment	(12,147)	(353,832)	—	39,263	—	(393,095)	–1001

Total Equity	2,104,229	61,296,181	74	63,081,226	81	(1,785,045)	–3

Total Liabilities & Shareholders’ Equity	2,834,091	82,557,071	100	78,310,587	100	4,246,484	5

Forex ( NT$ per US$ )		29.13		32.30

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2010				4Q 2009		YOY	4Q 2010	3Q 2010		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	510,016		15,478,985	100.0		17,527,853	–11.7	15,478,985		16,303,253	–5.1
Cost of Goods Sold	(437,299)		(13,272,013)	–85.7		(14,005,063)	–5.2	(13,272,013)		(13,981,641)	–5.1

Gross Profit	72,717		2,206,972	14.3		3,522,790	–37.4	2,206,972		2,321,612	–4.9

Operating Expenses
Selling Expenses	(5,172)		(156,959)	–1.0		(294,328)	–46.7	(156,959)		65,339	–340.2
Administrative Expenses	(13,423)		(407,391)	–2.6		(286,519)	42.2	(407,391)		(401,396)	1.5
Research and Development Expenses	(13,845)		(420,206)	–2.7		(390,065)	7.7	(420,206)		(416,451)	0.9

	(32,440)		(984,556)	–6.4		(970,912)	1.4	(984,556)		(752,508)	30.8

Operating Income	40,277		1,222,416	7.9		2,551,878	–52.1	1,222,416		1,569,104	–22.1

Non-operating Income	2,499		75,832	0.5		2,030,514	–96.3	75,832		151,109	–49.8
Non-operating Expenses	(3,443)		(104,491)	–0.7		57,831	–280.7	(104,491)		(240,904)	–56.6

Income from Continuing Operations before Income Tax	39,333		1,193,757	7.7		4,640,223	–74.3	1,193,757		1,479,309	–19.3
Income Tax Credit (Expenses)	(2,632)		(79,894)	–0.5		(337,611)	–76.3	(79,894)		10,478	–862.5

Net Income	36,701		1,113,863	7.2		4,302,612	–74.1	1,113,863		1,489,787	–25.2

Earnings Per Ordinary Share- Diluted		NT$	0.36		NT$	1.37			NT$	0.48

Earnings Per ADS- Diluted		US$	0.06		US$	0.21			US$	0.08

Weighted Average Outstanding Shares - Diluted (’k)			3,133,262			3,138,273				3,130,970

Forex ( NT$ per US$ )			30.35			32.30				31.92

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2010 and 2009
	2010				2009		YOY
	USD	NTD		%	NTD		Change %
Net Sales	2,104,035		63,857,470	100.0		59,294,592	7.7
Cost of Goods Sold	(1,780,602)		(54,041,264)	–84.6		(47,851,772)	12.9

Gross Profit	323,433		9,816,206	15.4		11,442,820	–14.2

Operating Expenses
Selling expenses	(12,929)		(392,391)	–0.6		(622,208)	–36.9
Administrative expenses	(49,729)		(1,509,261)	–2.4		(1,401,541)	7.7
Research and development expenses	(50,686)		(1,538,307)	–2.4		(1,276,041)	20.6

	(113,343)		(3,439,959)	–5.4		(3,299,790)	4.2

Operating Income	210,091		6,376,247	10.0		8,143,030	–21.7

Non-operating Income	11,220		340,523	0.5		2,260,611	–84.9
Non-operating Expenses	(10,774)		(326,990)	–0.5		(190,503)	71.6

Income Before Income Tax	210,536		6,389,780	10.0		10,213,138	–37.4
Income Tax Credit (Expenses)	(25,136)		(762,873)	–1.2		(1,423,309)	–46.4

Net Income	185,401		5,626,907	8.8		8,789,829	–36.0

Earnings Per Ordinary Share- Diluted		NT$	1.80		NT$	2.80

Earnings Per ADS- Diluted		US$	0.30		US$	0.43

Weighted Average Outstanding Shares - Diluted (’k)			3,133,262			3,138,273

Forex ( NT$ per US$)			30.35			32.30

(1) All figures are under ROC GAAP.

(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2010		12 months, 2009
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	193,165	5,626,907	8,789,829
Depreciation	291,087	8,479,361	8,448,458
Amortization	14,898	433,973	505,687
Gains on disposal of long-term investment	—	—	(1,947,879)
Change in working capital & others	(4,591)	(133,723)	(303,813)

Net cash flows provided from operating activities	494,559	14,406,518	15,492,282

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(525,961)	(15,321,235)	(5,303,328)
Increase of financial asset carried at cost	(38,927)	(1,133,950)	6,642
Proceeds from disposal of equipments	43,050	1,254,054	9,277
Payment for deferred charges/other changes	(30,258)	(881,415)	(333,509)

Net cash used in investing activities	(552,096)	(16,082,546)	(5,620,918)

Cash Flows from Financing Activities:
Increase of short-term loan	42,863	1,248,592	(414,024)
Increase of long-term loan	155,350	4,525,336	(3,000,000)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(276,010)	(8,040,177)	(5,609,430)
Proceeds from the exercise of employee stock option /other charges	—	—	(30,083)

Net cash provided from financing activities	(77,798)	(2,266,249)	(9,053,537)

Foreign currency exchange effect	(5,282)	(153,876)	(43,631)

Net increase (decrease) in cash and cash equivalents	(140,616)	(4,096,153)	774,196

Cash and cash equivalents at beginning of period	673,366	19,615,161	18,840,965

Cash and cash equivalents at end of period	532,750	15,519,008	19,615,161

Forex ( NT$ per US$ )		29.13	32.98

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 26, 2011	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer